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EXHIBIT 99.2



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[LOGO]

CELESTICA INC.
SUPPLEMENTAL INFORMATION
(in millions of US dollars, except per share amounts)
(unaudited)

                                             Q1 2000    Q2 2000    Q3 2000    Q4 2000    Q1 2001    Q2 2001    Q3 2001    Q4 2001
                                             -------    -------    -------    -------    -------    -------    -------    -------
REVENUE                                      $1,612.3   $2,091.9   $2,600.1   $3,447.8   $2,692.6   $2,660.7   $2,203.0   $2,448.2
GAAP
NET EARNINGS (LOSS)                              26.1       41.4       55.7       83.5       54.8       15.8      (38.7)     (71.8)
Convertible debt accretion,  net of tax            -          -        (2.1)      (3.3)      (3.4)      (3.6)      (3.9)      (4.1)
                                             --------   --------   --------   --------   --------   --------   --------   --------
Earnings (loss) available to shareholders
 - basic                                         26.1       41.4       53.6       80.2       51.4       12.2      (42.6)     (75.9)

Earnings (loss) per share - basic            $   0.14   $   0.20   $   0.26   $   0.39   $   0.25   $   0.06   $  (0.20)  $  (0.33)
                                             --------   --------   --------   --------   --------   --------   --------   --------
Earnings (loss) per share - diluted(1)(2)(3) $   0.13   $   0.20   $   0.25   $   0.38   $   0.25   $   0.06   $  (0.20)  $  (0.33)
                                             --------   --------   --------   --------   --------   --------   --------   --------
                                             --------   --------   --------   --------   --------   --------   --------   --------
ADJUSTED NET EARNINGS
Net earnings (loss)                          $   26.1   $   41.4   $   55.7   $   83.5   $   54.8   $   15.8   $  (38.7)  $  (71.8)
Adjustments:
Amortization of intangible assets                15.3       19.2       25.6       28.8       29.6       28.1       32.2       35.1
Integration costs related to acquisitions         0.7        4.9        4.8        5.7        2.3        7.8       10.0        2.6
Other charges                                      -          -          -          -         3.8       53.2       79.6      136.5
Income tax effect of above                       (2.6)      (1.8)      (2.2)      (1.0)      (3.2)     (11.8)     (18.4)     (26.9)
                                             --------   --------   --------   --------   --------   --------   --------   --------
Adjusted net earnings                        $   39.5   $   63.7   $   83.9   $  117.0   $   87.3   $   93.1   $   64.7   $   75.5
                                             --------   --------   --------   --------   --------   --------   --------   --------
   As a percentage of revenue                    2.4%       3.0%       3.2%       3.4%       3.2%       3.5%       2.9%       3.1%
Adjusted net earnings per share - basic      $   0.21   $   0.31   $   0.40   $   0.56   $   0.41   $   0.43   $   0.28   $   0.31
                                             --------   --------   --------   --------   --------   --------   --------   --------
Adjusted net earnings per share
   - diluted(1)(2)(3)                        $   0.20   $   0.30   $   0.38   $   0.53   $   0.39   $   0.41   $   0.27   $   0.31
                                             --------   --------   --------   --------   --------   --------   --------   --------
Weighted average number of shares (in millions)
  outstanding - basic                           190.1      202.7      203.0      203.2      203.6      207.0      218.1      227.1
              - diluted (1)(2)(3)               199.5      211.9      220.0      222.6      223.1      225.5      235.7      244.5

Actual number of shares (in millions)
  outstanding - basic                           202.5      202.8      203.2      203.4      203.8      216.3      219.9      229.7
                                             --------   --------   --------   --------   --------   --------   --------   --------

ADJUSTED EBITDA

Net earnings (loss)                          $   26.1   $   41.4   $   55.7   $   83.5   $   54.8   $   15.8   $  (38.7)  $  (71.8)
Income taxes                                     12.3       13.1       17.5       26.3       17.3        3.3       (7.9)     (14.7)
                                             --------   --------   --------   --------   --------   --------   --------   --------
EBT                                              38.4       54.5       73.2      109.8       72.1       19.1      (46.6)     (86.5)
                                             --------   --------   --------   --------   --------   --------   --------   --------
Integration costs related to acquisitions         0.7        4.9        4.8        5.7        2.3        7.8       10.0        2.6
Other charges                                      -          -          -          -         3.8       53.2       79.6      136.5
                                             --------   --------   --------   --------   --------   --------   --------   --------
Adjusted EBT                                     39.1       59.4       78.0      115.5       78.2       80.1       43.0       52.6
Interest expense (income), net                   (1.8)      (6.3)      (5.2)      (5.7)      (3.5)      (2.4)      (5.1)       3.2
                                             --------   --------   --------   --------   --------   --------   --------   --------
Adjusted EBIT                                    37.3       53.1       72.8      109.8       74.7       77.7       37.9       55.8
Amortization of intangible assets                15.3       19.2       25.6       28.8       29.6       28.1       32.2       35.1
                                             --------   --------   --------   --------   --------   --------   --------   --------
ADJUSTED EBIAT                                   52.6       72.3       98.4      138.6      104.3      105.8       70.1       90.9
                                                 3.3%       3.5%       3.8%       4.0%       3.9%       4.0%       3.2%       3.7%
                                             --------   --------   --------   --------   --------   --------   --------   --------
ADJUSTED EBITDA                              $   76.1   $  101.4   $  131.1   $  175.2   $  143.9   $  148.5   $  121.6   $  149.8
                                             --------   --------   --------   --------   --------   --------   --------   --------
                                                 4.7%       4.8%       5.0%       5.1%       5.3%       5.6%       5.5%       6.1%
                                             --------   --------   --------   --------   --------   --------   --------   --------




                                                 Q1 2002    FY 2000    FY 2001
                                                 -------    -------    -------
REVENUE                                           $2,151.5  $9.752.1  $10,004.4
GAAP
NET EARNINGS (LOSS)                                   39.7     206.7      (39.8)
Convertible debt accretion,  net of tax               (4.2)     (5.4)     (15.0)
                                                  --------   -------    -------
Earnings (loss) available to shareholders
 - basic                                              35.5     201.3      (54.8)

Earnings (loss) per share - basic                  $   0.15   $ 1.01  $   (0.26)
                                                  --------   -------   --------
Earnings (loss) per share - diluted(1)(2)(3)       $   0.15   $ 0.98  $   (0.26)
                                                  --------   -------   --------
                                                  --------   -------   --------
ADJUSTED NET EARNINGS
Net earnings (loss)                               $   39.7   $ 206.7   $  (39.8)
Adjustments:
Amortization of intangible assets                     22.0      88.9      125.0
Integration costs related to acquisitions              3.9      16.1       22.8
Other charges                                           -         -       273.1
Income tax effect of above                            (2.2)     (7.6)     (60.5)
                                                  --------   -------   --------
Adjusted net earnings                             $   63.4   $ 304.1   $  320.6
                                                  --------   -------   --------
   As a percentage of revenue                         2.9%      3.1%       3.2%
Adjusted net earnings per share - basic           $   0.26   $  1.50   $   1.43
                                                  --------   -------   --------
Adjusted net earnings per share
   - diluted(1)(2)(3)                             $   0.26   $  1.44   $   1.38
                                                  --------   -------   --------
Weighted average number of shares (in millions)
  outstanding - basic                                229.8      199.8      213.9
              - diluted (1)(2)(3)                    247.1      211.8      232.9

Actual number of shares (in millions)
  outstanding - basic                                230.1      203.4      229.7
                                                  --------   -------   --------
ADJUSTED EBITDA

Net earnings (loss)                               $   39.7   $ 206.7   $  (39.8)
Income taxes                                           8.1      69.2       (2.1)
                                                  --------   -------   --------
EBT                                                   47.8     275.9      (41.9)
                                                  --------   -------   --------
Integration costs related to acquisitions              3.9      16.1       22.8
Other charges                                           -         -       273.1
                                                  --------   -------   --------
Adjusted EBT                                          51.7     292.0      254.0
Interest expense (income), net                         1.7     (19.8)      (7.9)
                                                  --------   -------   --------
Adjusted EBIT                                         53.4     273.0      246.1
Amortization of intangible assets                     22.0      88.9      125.0
                                                  --------   -------   --------
ADJUSTED EBIAT                                        75.4     361.9      371.1
                                                      3.5%      3.7%       3.7%
                                                  --------   -------   --------
ADJUSTED EBITDA                                   $  131.3   $ 483.8   $  563.8
                                                  --------   -------   --------
                                                      6.1%      5.0%       5.6%
                                                  --------   -------   --------

(1)  Restated to reflect treasury stock method, retroactively applied.

(2) For the three months ended September 30 and December 31, 2001 and for the year ended December 31, 2001, the diluted weighted average number of shares for GAAP purposes is the same as the basic weighted average number of shares due to the losses (anti-dilutive). The diluted weighted average shares (in millions) of 235.7, 244.5 and 232.9, respectively, are only used to calculate the "adjusted net earnings per share".

(3) For the three months ended March 31, 2002, the diluted weighted average shares for GAAP purposes is 236.8 million, which excludes the effect of the convertible debt as it is anti-dilutive. Convertible debt accretion must be deducted from net earnings to calculate diluted GAAP EPS. The diluted weighted average shares of 247.1 million is only used to calculate the "adjusted net earnings per share".